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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Commonwealth Associates L.P.
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   (Last)               (First)                 (Middle)

830 Third Avenue

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                                    (Street)
New York, New York                              10022

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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

June 29, 2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

13-3467952
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4. Issuer Name and Ticker or Trading Symbol

ProxyMed, Inc. (Nasdaq National Market: PILL)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|X|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

            Michael S. Falk is a director
            ----------------------------------------
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                    3. Ownership Form:
                                         2. Amount of Securities       Direct (D) or
1. Title of Security                        Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                               (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share(1)               22,666     D
Common Stock, par value $.001 per share                  62,500     I                     (2)
Common Stock, par value $.001 per share                  52,958     I                     (3)
------------------------------------------------------------------------------------------------------------------------------------

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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          5. Owner-
                                                           3. Title and Amount of Securities                  ship
                                                              Underlying Derivative Security                 Form of
                                  2. Date Exercisable         (Instr. 4)                                    Derivative
                                     and Expiration Date   ---------------------------------  4. Conver-     Security:
                                     (Month/Day/Year)                           Amount           sion or      Direct    6. Nature of
                                      ----------------------                      or             Exercise     (D) or       Indirect
                                      Date       Expira-                        Number           Price of    Indirect     Beneficial
1. Title of Derivative                Exer-      tion                             of             Derivative     (I)        Ownership
   Security (Instr. 4)                cisable    Date        Title              Shares            Security   (Instr. 5)   (Instr. 5)
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
Warrants to purchase Common Stock     immed.     06/07/05    Common Stock     1,000,000          $1.00        D
Warrants to purchase Common Stock     immed      05/07/05    Common Stock     1,000,000          $1.50        D
Warrants to purchase Common Stock     immed      06/29/05    Common Stock     5,325,366          $1.00        D
Warrants to purchase Common Stock     immed      05/07/01    Common Stock        98,000          $5.63        D
Warrants to purchase Common Stock     immed      06/01/03    Common Stock        47,188          $12.10       D
Warrants to purchase Common Stock     immed      01/21/04    Common Stock        10,000          $11.44       D
Warrants to purchase Common Stock     immed      06/10/04    Common Stock        35,000          $13.31       D
Warrants to purchase Common Stock     immed      06/10/04    Common Stock         7,333          $10.00       D
Warrants to purchase Common Stock     immed      06/29/05    Common Stock        75,000          $1.00        I             (4)
Series C Convertible Preferred Stock  n/a        n/a         Common Stock       150,000          $1.00        I             (4)
Warrants to purchase Common Stock     immed      06/29/05    Common Stock        50,000          $1.00        I             (2)
Series C Convertible Preferred Stock  n/a        n/a         Common Stock       100,000          $1.00        I             (2)
Warrants to purchase Common Stock     immed      06/29/05    Common Stock     2,180,145          $1.00        I             (2)
Warrants to purchase Common Stock     immed      06/10/04    Common Stock         5,500          $10.00       I             (2)
Warrants to purchase Common Stock     immed      05/07/01    Common Stock        54,000          $5.63        I             (2)
Warrants to purchase Common Stock     immed      06/10/04    Common Stock        20,341          $12.10       I             (2)
Warrants to purchase Common Stock     immed      06/29/05    Common Stock     1,250,000          $1.00        I             (5)
Series C Convertible Preferred Stock  n/a        n/a         Common Stock     2,500,000          $1.00        I             (5)
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

Explanation of Responses: See attached footnotes.

Commonwealth Associates L.P.
By: Commonwealth Associates Management Corp., its general partner


/s/ Joseph Wynne                                         August 8, 2000
---------------------------------------------            -----------------------
      ** Signature of Reporting Person                            Date
         Joseph Wynne
         Chief Financial Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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FOOTNOTES

(1) These shares and warrants are owned directly by Commonwealth Associates L.P ("Commonwealth"). Michael S. Falk ("Falk") and Robert Priddy ("Priddy") are directors and shareholders of Commonwealth Associates Management Corp., the general partner of Commonwealth ("CAMC"). Falk is the Chairman and principal stockholder of CAMC. Falk and Priddy disclaim beneficial ownership of the shares and warrants held by Commonwealth other than that portion which corresponds with their respective equity ownership in CAMC.

(2) These shares and warrants are owned directly by Falk.

(3) These shares and warrants are owned directly by Priddy.

(4) These securities are owned directly by ComVest Capital Partners LLC ("ComVest"). Falk and Priddy are Managers and members of ComVest, and Falk is the principal member of ComVest. Falk and Priddy disclaim beneficial ownership of the securities held by ComVest other than that portion which corresponds with their respective membership interests in ComVest.

(5) These securities are owned directly by RMC Capital, LLC ("RMC"). Priddy is a principal of RMC and disclaims beneficial ownership of the securities held by RMC other than that portion which corresponds with his membership interests therein.

                    JOINT FILER INFORMATION AND AUTHORIZATION

Name:                   Commonwealth Associates Management Corp.
                        830 Third Avenue
                        New York, New York 10022

Designated Filer:       Commonwealth Associates L.P.

Issuer & Ticker Symbol: ProxyMed, Inc. (PILL)

Statement Date:         June 29, 2000


Signature:              By: /s/ Joseph Wynne
                           --------------------------------------
                            Joseph Wynne, Chief Financial Officer

Name:                   Michael S. Falk
                        830 Third Avenue
                        New York, New York 10022

Designated Filer:       Commonwealth Associates L.P.

Issuer & Ticker Symbol: ProxyMed, Inc. (PILL)

Statement Date:         June 29, 2000


Signature:              /s/ Michael S. Falk
                        -----------------------------------------
                            Michael S. Falk

Name:                   Robert Priddy
                        RMC Capital, LLC
                        1640 Powers Ferry, Suite 125
                        Marietta, Georgia 30067

Designated Filer:       Commonwealth Associates L.P.

Issuer & Ticker Symbol: ProxyMed, Inc. (PILL)

Statement Date:         June 29, 2000


Signature:              /s/ Robert Priddy
                        -----------------------------------------
                            Robert Priddy

Name:                   RMC Capital, LLC
                        1640 Powers Ferry, Suite 125
                        Marietta, Georgia 30067

Designated Filer:       Commonwealth Associates L.P.

Issuer & Ticker Symbol: ProxyMed, Inc. (PILL)

Statement Date:         June 29, 2000


Signature:              /s/ Robert Priddy
                        -----------------------------------------
                            Robert Priddy


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